December 22, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essential Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 30, 2005 (the “Form 10-K”)
File No. 005-77938

Dear Mr. Rosenberg:

We have considered the comments of the Staff contained in the letter dated November 15, 2005 relating to Essential Group, Inc.’s (the “Company”) Form 10-K and, subsequent to the Company’s December 15th call with Tabitha Akins, Staff Accountant, United States Securities and Exchange Commission, have the following responses. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

1. Lines of Business, page F-7

With regard to paragraph 37 of SFAS 131, we understand that the Staff believes that the Form 10-K does not clearly convey that the services we offer are a single group of similar services.

The following are the principal points discussed in our telephone conversation on December 15, 2005.

1.	Services provided by the Company have similar economic characteristics.

2.	Each of those services are provided for the benefit of conducting human clinical trials. These services are primarily clinical trials management, patient recruitment and site management services.

1325 Tri-State Parkway • Suite 300 • Gurnee, IL 60031

847.855.7676 • Fax 847.855.9676 • www.essentialgroupinc.com

Jim B. Rosenberg

December 22, 2005

3.	The Company delivers these services to pharmaceutical and biotechnology companies conducting clinical research. These clients are a homogeneous customer base.

4.	The current disclosure in the Company’s periodic reports is more detailed than industry practice, possibly giving the impression that the services are more dissimilar than they are in practice. Many of our competitors disclose different services which are all reported under one line of business, such as “clinical research.”

We continue to believe that AmericasDoctor site management services, Essential Patient Recruitment services and Essential CRO services represent one group of similar products and services provided to pharmaceutical and biotechnology firms conducting clinical research.

To clarify the fact that our services are one group of similar services, we propose to modify the description of these services in our future filings with the Commission, starting with the Form 10-K for the year ended December 31, 2005, which we expect to file in March 2006. We propose to describe our services as follows:

“The Company provides clinical research management services, which include clinical trials management, patient recruitment and site management services, to its customers. These services represent a single group of similar services that are provided to pharmaceutical, biotechnology, medical device and nutritional firms in conducting Phase I-IV clinical research in the United States.”

In our opinion, this more clearly describes the nature of the services provided by the Company and is consistent with filings and disclosures of other companies in our industry.

3. Summary of Significant Account Policies, page F-9

Revenue Recognition, page F-10

2.	You requested that we further explain why we recognize revenue based on hours worked where, based on our previous response, a per diem or monthly fee may be the contracted revenue terms.

Jim B. Rosenberg

December 22, 2005

As previously noted, the Company’s contracts with clients identify services that can be billed on a stand alone basis at specific prices. Revenue is recognized as it is earned according to the terms of each agreement. For time and material contracts, revenue is recognized as hours are incurred, based on contractual billing rates. Some project management services are contracted based on time worked or resources committed to a project, and therefore a “per diem” or a “monthly” fee may be the contracted revenue terms. In the event that a milestone or particular deliverable serves as the basis for earned revenue, then the Company does not recognize revenue until that milestone or deliverable is achieved. Furthermore, if the contract is terminated, the time, materials, expenses, milestones, and/or deliverables incurred or achieved by the Company are still earned and due to the Company based on the actual amounts incurred through the effective termination date.

As a result, the Company recognizes revenue based on the contractual obligations associated with the services being performed.

We trust that this response is satisfactory. If you have further questions or comments, please contact the undersigned at (847) 855-7507.

Sincerely,

/s/ Dennis N. Cavender
Dennis N. Cavender
Executive Vice President, Chief Financial Officer and Secretary

cc:	Tabatha Akins

Oscar Young

Timothy J. Melton